# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001213900-24-011668
Filed by CIK 0001963529
Persons authorized to receive notices and communications: Kamal Seyed Ghaffarian, 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059, 301486-3150

## Reporting persons
- Kamal Seyed Ghaffarian (CIK 0001963529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 67,434; shared voting power 42,231,500; sole dispositive power 67,434; shared dispositive power 42,231,500; aggregate amount beneficially owned 42,298,934 (35.4% of the class)
- Ghaffarian Enterprises, LLC (CIK 0001965259): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 38,448,571; sole dispositive power 0; shared dispositive power 38,448,571; aggregate amount beneficially owned 38,448,571 (33.2% of the class)
- Intuitive Machines KG Parent, LLC (CIK 0001965283): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,541,809; sole dispositive power 0; shared dispositive power 1,541,809; aggregate amount beneficially owned 1,541,809 (1.9% of the class)
- GM Enterprises, LLC (CIK 0001965320): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,241,120; sole dispositive power 0; shared dispositive power 2,241,120; aggregate amount beneficially owned 2,241,120 (2.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Intuitive Machines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Entry into 10b5-1 Plan

On December 18, 2024, Ghaffarian Enterprises, LLC entered into a trading plan (the "10b5-1 Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the 10b5-1 Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 1,690,706 shares of Class A Common Stock on behalf of Ghaffarian Enterprises, LLC. Such number of shares represents less than 5% of the shares held in the aggregate by the Reporting Persons and less than 2.2% of the total outstanding shares of Class A Common Stock of the Issuer. No sales under the 10b5-1 Trading Plan will occur during the Lock-Up Period, as described in the lock-up agreement entered into by the Reporting Persons in connection with the Issuer's underwritten public offering of Class A Common Stock on December 3, 2024. The 10b5-1 Trading Plan is being entered into solely to generate liquidity for Ghaffarian Enterprises, LLC.

The foregoing description of 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the 10b5-1 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons based on 80,857,602 shares of Class A Common Stock outstanding as of November 8, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 15, 2024.

Kamal Seyed Ghaffarian

-Amount beneficially owned: 42,298,934

-Percent of Class: 35.4%

Ghaffarian Enterprises, LLC

-Amount beneficially owned: 38,448,571

-Percent of Class: 33.2%

Intuitive Machines KG Parent, LLC

-Amount beneficially owned: 1,541,809

-Percent of Class: 1.9%

GM Enterprises, LLC

-Amount beneficially owned: 2,241,120

-Percent of Class: 2.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Kamal Seyed Ghaffarian

Sole Voting Power: 67,434

Shared Voting Power: 42,231,500

Sole Dispositive Power: 67,434

Shared Dispositive Power: 42,231,500

Ghaffarian Enterprises, LLC

Sole Voting Power: 0

Shared Voting Power: 38,448,571

Sole Dispositive Power: 0

Shared Dispositive Power: 38,448,571

Intuitive Machines KG Parent, LLC

Sole Voting Power: 0

Shared Voting Power: 1,541,809

Sole Dispositive Power: 0

Shared Dispositive Power: 1,541,809

GM Enterprises, LLC

Sole Voting Power: 0

Shared Voting Power: 2,241,120

Sole Dispositive Power: 0

Shared Dispositive Power: 2,241,120

The securities reported herein include (i) 38,736,732 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 34,953,803 Common Units are held by Ghaffarian Enterprises, LLC, 1,541,809 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,120 Common Units are held by GM Enterprises, LLC; (ii) 3,494,768 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 67,434 shares of Class A Common Stock held directly by Dr. Ghaffarian.

The amount of Common Units reported above includes 4,624,529 Earn Out Units which vest dependent upon the satisfaction of the certain milestones as previously described in the Schedule 13D.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.
Transactions in the class effected during the past sixty days: Since Amendment No. 6, Ghaffarian Enterprises, LLC sold an aggregate of 755,946 shares of Class A Common Stock in open market transactions on the Nasdaq Stock Market pursuant to the Rule 10b5-1 trading plan adopted on March 22, 2024. On December 2, 2024 an aggregate of 377,973 shares were sold at a weighted average price of $15.039 per share and on December 16, 2024, an aggregate of 377,973 shares were sold at a weighted average price of $12.0819 per shares. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 8: 10b5-1 Trading Plan, dated as of December 18, 2024.

## Signatures
- Kamal Seyed Ghaffarian: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian (12/20/2024)
- Ghaffarian Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Member (12/20/2024)
- Intuitive Machines KG Parent, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Managing Member (12/20/2024)
- GM Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Managing Member (12/20/2024)